SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 6)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

784109209

(CUSIP Number)

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

216-566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 6 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 6”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on December 10, 2012, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of SED International Holdings, Inc., a Georgia corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 6 and prior amendments, the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

On April 22, 2013, two of our director nominees participated in purported interviews with members of the current board of directors of the Company. Based on these meetings and prior interactions with directors of the Company and its counsel, we have withdrawn our two nominees from consideration to be added to the current board. Our letter to the current board withdrawing our proposed candidates is attached to this Amendment No. 6 as Exhibit 99.1.

Item 7. Material to be Filed as Exhibits.

The following document is filed as an exhibit to this Amendment No. 6:

99.1 Letter to the Board of Directors of SED International Holdings, Inc., dated April 23, 2013.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 6 is true, complete and correct.

Dated: April 23, 2013

GAD PARTNERS FUND LP,

by Gad Capital Management LLC,

its General Partner

By:	/s/ Hesham Gad
Name:	Hesham Gad
Title:	Managing Partner

GAD CAPITAL MANAGEMENT LLC

By:	/s/ Hesham Gad
Name:	Hesham Gad
Title:	Managing Partner

PARAGON TECHNOLOGIES, INC.

By:	/s/ Hesham Gad
Name:	Hesham Gad
Title:	Chairman